140 Scott Drive
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Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com

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Attention:                 Anne Nguyen Parker, Assistant Director

Justin Dobbie, Legal Branch Chief

J. Nolan McWilliams, Attorney-Adviser

Loan Lauren P. Nguyen, Special Counsel

Kristin Shifflett, Accountant

David Humphrey, Accounting Branch Chief

Re:	Fantex, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed February 4, 2015
File No. 333-198986

Ladies and Gentlemen:

On behalf of Fantex, Inc. (the “Company”), we are hereby filing Amendment No. 5 (“Amendment No. 5”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on September 26, 2014 (as amended, the “Registration Statement”). For your convenience, we are also providing a courtesy package that includes ten copies of Amendment No. 5, all of which have been marked to show changes from the prior filing of the Registration Statement.

Amendment No. 5 has been revised to reflect the Company’s responses to the comments received on February 6, 2015 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. In the Company’s responses below, all page numbers refer to Amendment No. 5.

February 10, 2015

Nine Months Ended September 30, 2013 and 2014 (unaudited), page 107

1.              We note that the decreases in the fair value of your brand contracts with EJ Manuel and Vernon Davis of $265,878 and $183,864, respectively, as a result of reductions in expected endorsement income or the timing of receipt of endorsement income as discussed in the second paragraph on page 107 total approximately $450,000 rather than $390,000 as indicated in the last sentence of the second paragraph on page 107. Please advise or revise as appropriate.

Response:                                         In response to the Staff’s comment, the Company has revised its disclosure on page 107.

Michael Brockers Brand Contract, at Estimated Fair Value, page 125

2.              We note your response to our prior comment 2 and the revisions to the table on page 126. However, it still appears that the amount within Category A related to estimated lifetime brand income under the current NFL player contract with Michael Brockers does not agree with the amount presented on page 160 as available brand income under his NFL player contract. Please explain the reasons for this discrepancy or revise the tables so that the amounts agree.

Response:                                         In response to the Staff’s comment, the Company has revised its disclosure on page 160.

Exhibit 23.3

3.              We note that the report date on page SR-MB-2 of the document has been revised. Please revise the corresponding consent included as Exhibit 23.3 to reference the correct report date as shown on SR-MB-2 of the document of February 4, 2015 rather than January 16, 2015.

Response:                                         In response to the Staff’s comment, the Company has revised the date of the report on page SR-MB-2.

Other

4.              Please update the financial statements and related disclosures included in your Form S-1 registration statement as necessary to comply with Rule 8-08 of Regulation S-X.

Response:                                         In response to the Staff’s comment, the Company confirms that it will comply with Rule 8-08 of Regulation S-X.

* * * * * *

February 10, 2015

We hope the foregoing answers are responsive to your comments. As noted above, we are concurrently submitting Amendment No. 5 to the Company’s Registration Statement on Form S-1. Please do not hesitate to contact Jim Morrone by telephone at (650) 463-3058 or by email at jim.morrone@lw.com, or me by telephone at (650) 463-3067 or by e-mail at patrick.pohlen@lw.com, with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Patrick A. Pohlen

Patrick A. Pohlen
of LATHAM & WATKINS LLP

cc:                                Fantex, Inc.

Deloitte & Touche, LLP

Fantex Brokerage Services, LLC

Stifel, Nicolaus & Company, Incorporated

Cooley LLP